UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Dole plc

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G27907 107

(CUSIP Number)

Ryan S. Gores

One Dole Drive, Westlake Village, California 91362

(818) 879-6657

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70614W100	13G	Page 2 of 9

1.	Names of Reporting Persons David H. Murdock
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,917,263(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,917,263(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,917,263(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.3%(2)
12.	Type of Reporting Person (See Instructions) IN

Pursuant to Rule 13d-3(d)(1)(i), the ordinary shares of Dole plc (the “Company”) reported as being beneficially owned by the reporting person at July 29, 2021, are included in this Schedule 13G because the reporting person is deemed to beneficially own such shares as a result of the ownership of shares of the Company’s ordinary shares. Such ordinary shares represent approximately 12.3 % of the outstanding ordinary shares (based on 96,848,644 ordinary shares outstanding as of July 29, 2021, as reported in a Prospectus on Form 424B4 filed by the Company with the Securities and Exchange Commission on August 2, 2021).

(1)

Consists of 9,840,699 common shares held by The Murdock Group, LLC, which is owned by The David H. Murdock Living Trust dated May 28, 1986, as amended, of which Mr. Murdock is the sole trustee, and 2,076,564 common shares which are held indirectly through Castle & Cooke Investments, Inc., which is wholly owned by The Murdock Group, LLC, which is owned by The David H. Murdock Living Trust dated May 28, 1986, as amended, of which Mr. Murdock is the sole trustee.

(2)	Based on 96,848,644 ordinary shares as of July 29, 2021

CUSIP No. 70614W100	13G	Page 3 of 9

1.	Names of Reporting Persons The David H. Murdock Living Trust dated May 28, 1986, as amended
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,917,263(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,917,263(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,917,263(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.3%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 9,840,699 common shares held by The Murdock Group, LLC, which is owned by The David H. Murdock Living Trust dated May 28, 1986, as amended, of which Mr. Murdock is the sole trustee, and 2,076,564 common shares which are held indirectly through Castle & Cooke Investments, Inc., which is wholly owned by The Murdock Group, LLC, which is owned by The David H. Murdock Living Trust dated May 28, 1986, as amended, of which Mr. Murdock is the sole trustee.

(2)

Based on 96,848,644 ordinary shares as of July 29, 2021 as of July 29, 2021, as reported in a Prospectus on Form 424B4 filed by the Company with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. 70614W100	13G	Page 4 of 9

1.	Names of Reporting Persons The Murdock Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,840,699
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,840,699
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,917,263
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.2%(2)
12.	Type of Reporting Person (See Instructions) OO

(2)

Based on 96,848,644 ordinary shares as of July 29, 2021 as of July 29, 2021, as reported in a Prospectus on Form 424B4 filed by the Company with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. 70614W100	13G	Page 5 of 9

1.	Names of Reporting Persons Castle & Cooke Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,076,564(4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,076,564(4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,076,564(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.1%(2)
12.	Type of Reporting Person (See Instructions) CO

(4)	Represents shares owned indirectly Castle & Cooke Holdings, Inc. (“Holdings”), which is wholly owned by Investments.
(2)

Based on 96,848,644 ordinary shares as of July 29, 2021 as of July 29, 2021, as reported in a Prospectus on Form 424B4 filed by the Company with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. 70614W100	13G	Page 6 of 9

1.	Names of Reporting Persons Castle & Cooke Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,076,564
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,076,564
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,076,564
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.1%(2)
12.	Type of Reporting Person (See Instructions) CO

(2)

Based on 96,848,644 ordinary shares as of July 29, 2021 as of July 29, 2021, as reported in a Prospectus on Form 424B4 filed by the Company with the Securities and Exchange Commission on August 2, 2021.

CUSIP No. 70614W100	13G	Page 7 of 9

Item 1.

(a)	Name of issuer

Dole plc (the “Company”).

(b)	Address of issuer’s principal executive offices

29 North Anne Street

Dublin 7, D07 PH36, Ireland

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed by: David H. Murdock, The David H. Murdock Living Trust dated May 28, 1986, as amended (“Trust”), The Murdock Group LLC, Castle & Cooke Investments, Inc. (“Investments”), and Castle & Cooke Holdings, Inc. (“Holdings”), collectively (the “Reporting Persons”).

(b)	Address or principal business office or, if none, residence

The address of the principal business office of the Reporting Person is: One Dole Drive, Westlake Village, CA 91362

(c)	Citizenship

David H. Murdock is a citizen of the United States.

The David H. Murdock Living Trust dated May 28, 1986, as amended is a California entity

The Murdock Group, LLC is California Limited Liability Company.

Castle & Cooke Investments, Inc. is a Delaware Corporation.

Castle & Cooke Holdings, Inc. is a Delaware Corporation.

(d)	Title of class of securities

Ordinary shares, par value $0.01 per share (the “Ordinary Shares”).

(e)	CUSIP No.

G27907 107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

CUSIP No. 70614W100	13G	Page 8 of 9

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)-(c)	The information relating to the beneficial ownership of ordinary shares by the Reporting Person set forth in Rows 5 through 9 and Row 11 of the cover page hereto is incorporated herein by reference.

The ownership percentage of the Reporting Persons set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 96,848,644 shares of Ordinary Shares outstanding as of July 29, 2021, as reported in a Prospectus on Form 424B4 filed by the Company with the Securities and Exchange Commission on August 2, 2021.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2021

DAVID H. MURDOCK

/s/ David H. Murdock
David H. Murdock, individually

THE DAVID H. MURDOCK LIVING TRUST DATED MAY 28, 1986, AS AMENDED

/s/ David H. Murdock
David H. Murdock, Trustee

THE MURDOCK GROUP, LLC

/s/ Gary Wong
Name: Gary Wong
Title: President, Chief Financial Officer and Treasurer

/s/ Ryan Gores
Name: Ryan Gores
Title: Vice President, General Counsel, and Secretary

CASTLE & COOKE INVESTMENTS, INC.

/s/ Ryan Gores
Name: Ryan Gores
Title: Vice President, General Counsel, and Secretary

/s/ Gary Wong
Name: Gary Wong
Title: President, Chief Financial Officer and Treasurer

CASTLE & COOKE HOLDINGS, INC.

/s/ Ryan Gores
Name: Ryan Gores
Title: Vice President, General Counsel, and Secretary

/s/ Gary Wong
Name: Gary Wong
Title: President, Chief Financial Officer and Treasurer